# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: common stock
Address of issuer's principal executive offices: 1 LINCOLN STREET, BOSTON, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 12/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001634348

## Reporting persons
- Rivetz Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 950,000; shared voting power 0; sole dispositive power 950,000; shared dispositive power 0; aggregate amount beneficially owned 950,000 (12.1% of the class)
  Comment: filing was delayed due to suspended CIK access was granted a few days ago

## Item 1. Issuer
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 LINCOLN STREET, BOSTON, MASSACHUSETTS, 02111

## Item 2. Person Filing
Name of person filing: RIVETZ CORP.
Address of principal business office or, if none, residence: P.O. Box 93, Richmond, MA 01254
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 950000
Percent of class: 12.1
Sole power to vote or to direct the vote: 950000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 950000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rivetz Corp.: steven sprague, CEO (04/09/2026)